SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(RULE 13E-100)
TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3
THEREUNDER
(AMENDMENT NO. 3)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF SUBJECT COMPANY)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
(NAME OF PERSON(S) FILING STATEMENT)
ORDINARY SHARES OF 10P EACH AND AMERICAN DEPOSITARY SHARES
REPRESENTING 10P EACH
(TITLE OF CLASS OF SECURITIES)
ORDINARY SHARES (GB0001662252)
AMERICAN DEPOSITARY SHARES (US1321481079)
(CUSIP NUMBER OF CLASS OF SECURITIES)
JOHN ASTON
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
MILSTEIN BUILDING
GRANTA PARK
CAMBRIDGE CB1 6GH
+44 (0)1223 471 471
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)
WITH COPIES TO:
MARK R. UHRYNUK
MAYER, BROWN, ROWE & MAW LLP
11 PILGRIM STREET
LONDON EC4V 6RW
+44 (0) 20 7248 4282
This statement is filed in connection with (check the appropriate box):
a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-(c) under the Securities Exchange Act of 1934.
b. ☐ The filing of a registration statement under the Securities Act of 1933.
c. ☑ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$427,428,772	$45,735

*For purposes of calculating the filing fee pursuant to Rule 0-11 (d), the transaction value of the CAT Shares and CAT ADSs (each CAT ADS represents one CAT Share) to be received by AstraZeneca, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 17,191,000 CAT Shares (including CAT Shares represented by CAT ADSs) in the United States, representing 40% of the entire issued share capital not already owned by AstraZeneca, multiplied by 1,320 pence per CAT Share, the cash consideration being offered per CAT Share, which yields £226,921,200, converted to U.S. dollars at the daily noon buying rate for pounds sterling in New York certified by the New York Federal Reserve Bank for customs purposes on 15 May 2006, of £1 = $1.8836, which yields $427,428,772, multiplied by 0.0001070, which yields $45,735. Each of the capitalized terms used is defined in the Offer Document (as defined below).
☑ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.
Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
AMOUNT PREVIOUSLY PAID: $45,735
FORM OR REGISTRATION NO.: Schedule TO / 13E-3
FILING PARTY: AstraZeneca PLC/AstraZeneca UK Limited
DATE FILED: 23 May 2006

This Amendment No. 3 (the “Amendment”) amends the Schedule 13E-3 initially filed with the Securities and Exchange Commission on 23 May 2006, as amended by Amendment No. 1 filed on 25 May 2006 and Amendment No. 2 filed on 20 June 2006, by Cambridge Antibody Technology Group plc, a public limited company incorporated under the laws of England and Wales relating to a tender offer by AstraZeneca PLC and AstraZeneca UK Limited.
ITEM 8. FAIRNESS OF THE TRANSACTION
This Amendment amends and supplements Item 8 hereof as follows:
Fairness determinations to unaffiliated holders of CAT Securities
In the context of the Offer Document and related materials, any statements about the determination of fairness of the Offer to the holders of CAT Securities by either the AstraZeneca Entities or CAT should be read and understood to relate to a determination of the fairness of the Offer to the unaffiliated holders of CAT Securities (i.e., holders other than the AstraZeneca Entities).
Further information on the fairness determinations by the CAT Board
For the avoidance of doubt, the CAT Board believes the Offer to be substantively and procedurally fair to all unaffiliated holders of CAT Securities.
As stated in paragraph 3 of Part III of the Offer Document, the CAT Board considered a number of factors in making its fairness determination, including CAT’s current and anticipated business, financial condition, results of operations and prospects, short and medium-term expectations of profitability and related forward-looking issues. Those considerations, when coupled with the fact that neither net book value nor liquidation value were deemed to be material considerations for the CAT Board’s determinations, means that CAT’s “going concern value” was a factor in its fairness determinations.
The CAT Board did not, and does not, consider valuations based on net book value or liquidation value to be generally considered appropriate for companies such as CAT and, as a result, were not considered relevant to the CAT Board’s fairness determination. For example, although the Offer price is 1,320 pence per CAT Share, the net book value per CAT Share, which is disclosed in paragraph 11.13 of Appendix V on page 147 of the Offer Document, was 341 pence, significantly below the Offer price.
The CAT Board did not consider it necessary to retain a separate unaffiliated representative for the non-executive directors on the CAT Board because none of the directors of CAT is an affiliate of AstraZeneca for U.S. federal securities law purposes and, in addition, a majority of CAT’s directors are non-executive directors, all of whom voted to recommend the Offer as stated in paragraph 5 of Part III of the Offer Document. Furthermore, CAT is an English public limited company and, while certain U.S. companies may consider retaining such a representative in connection with state law conflicts of interest provisions, there is no requirement under English company law to do so nor is it usual for an English company to do so in circumstances such as the Offer.

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The CAT Board did not believe that the payments to Morgan Stanley had a material impact on the CAT Board’s determination of fairness of the Offer. The CAT Board appointed Morgan Stanley because it wished to retain the advice of financial experts in these matters and was required to obtain competent independent advice in connection with the Offer under the City Code. CAT believes that is customary in the United Kingdom for payments to the financial adviser to be staggered, as was done with Morgan Stanley, and the amounts payable to Morgan Stanley are what may customarily have been expected in these circumstances.
Role of CAT Offer Committee
For the avoidance of doubt, the CAT Offer Committee of the Board was appointed to deal solely with administrative matters related to the execution of the Offer. This committee was not formed to consider the fairness of the Offer and made no such determination.
Further information regarding Opinion of Morgan Stanley & Co. Limited
CAT provided Morgan Stanley with financial projections through 2011 that attempted to demonstrate CAT’s maximum capacity to fund research and development based on revenues from its royalty streams including HUMIRA and current cash balances. While Morgan Stanley reviewed the projections in the context of its opinion, Morgan Stanley did not deem the projections to be material to its opinion for the reasons outlined below:
•	The purpose of the projections was to estimate the maximum that CAT could spend on research and development and the projections were not intended to represent management’s view as to the financial profile of the business. The projections focused on cash utilisation rather than accounting profit and loss.

•	As CAT had a number of pipeline candidates in the early stages of development, the projection period provided through 2011 was not long enough to capture any potential revenue for these projects.

•	The discounted cash flow methodology employed by Morgan Stanley was based on assessing value on a component-by-component basis including the value of each product candidate and the technology platform of CAT. As a result, Morgan Stanley did not discount the cash flows of CAT on a consolidated basis and thus the consolidated financial projections were not used in the discounted cash flow methodology.
ITEM 16. EXHIBITS
Please see the attached Exhibit Index.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
By: /s/ JOHN ASTON
Name: John Aston
Title: Chief Financial Officer
Date: 22 June 2006

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EXHIBIT INDEX

99.(a) (1)]	Offer Document dated 23 May 2006, as amended and restated

99.(a) (2)#	Letter of Transmittal

99.(a) (3)#	Notice of Guaranteed Delivery

99.(a) (4)#	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (5)#	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

99.(a) (6)#	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

99.(a) (7)#	Summary Advertisement in The Wall Street Journal, dated 23 May 2006

99.(a) (8)#	Form of Acceptance, Authority and Election

99.(a) (9)=	Announcement by AstraZeneca relating to the Offer as it appeared in The Wall Street Journal, dated 22 June 2006

99.(a) (10)=	Press release by Cambridge Antibody Technology Group plc announcing the appointment of a new Chief Executive Officer, dated 22 June 2006

99.(c) (1)[	Opinion of Morgan Stanley & Co. International Limited to the board of directors of Cambridge Antibody Technology, dated 14 May 2006

99.(c) (2)[	Discussion materials prepared by Morgan Stanley for review with the directors of Cambridge Antibody Technology Group plc on 14 May 2006

99.(d) (1)*	Irrevocable Undertaking between John Christopher Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (2)*	Irrevocable Undertaking between John Robert Brown Aston and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (3)*	Irrevocable Undertaking between Peter Alan Chambrè and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (4)*	Irrevocable Undertaking between Christopher Marshall and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (5)*	Irrevocable Undertaking between Diane Mary Mellet and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (6)*	Irrevocable Undertaking between Paul Nicholson and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (7)*	Irrevocable Undertaking between Peter Ringrose and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (8)*	Irrevocable Undertaking between Ake Stavling and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (9)*	Irrevocable Undertaking between John Stocker and AstraZeneca UK Limited, dated 14 May 2006

99.(d) (10)ˆ	Collaboration and Licence Agreement, dated 21 November 2004, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(d) (11)*	Break Fee Agreement, dated 14 May 2006, between Cambridge Antibody Group plc and AstraZeneca UK Limited

99.(d) (12)*	Cooperation Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(d) (13)*	Exclusivity Agreement, dated 14 May 2006, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(d) (14)+	Subscription Agreement, dated 21 November 2004, between Cambridge Antibody Technology Group plc and AstraZeneca UK Limited

99.(d) (15)~	Cambridge Antibody Technology Group plc Executive Incentive Plan

99.(d) (16)>	Form of service agreements with John Aston and Diane Mellett

99.(d) (17)/	Service agreement with Peter Chambré dated 22 February 2002

99.(d) (18)[	Subscription agreement between Cambridge Antibody Technology Group plc and Genecor International, Inc.

99.(f) (1)#	Description of appraisal rights arising under The Takeover Directive (Interim Implementation) Regulations 2006

# Incorporated by reference to the Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited dated 23 May 2006.

+ Incorporated by reference to the Schedule 13D filed by AstraZeneca PLC dated 27 December 2004.
ˆ Incorporated by reference from Exhibit 4.2 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 16 December 2004.
* Incorporated by reference to Amendment No 1 to the Schedule 13D filed by AstraZeneca PLC dated 15 May 2006.
~ Incorporated by reference from Exhibit 4.17 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
> Incorporated by reference from Exhibit 4.18 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
/ Incorporated by reference from Exhibit 4.19 to the Annual Report on Form 20-F filed by Cambridge Antibody Technology Group plc on 3 March 2006.
] Incorporated by reference to the Amendment No. 5 to Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited dated 15 June 2006.
[ Previously filed with the SEC together with the Schedule 13E-3 filed by CAT on 23 May 2006.
= Incorporated by reference to the Amendment No. 8 to Schedule TO filed by AstraZeneca PLC and AstraZeneca UK Limited dated 22 June 2006.